Exhibit 99.32

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

February 11, 2011.

3.	Press Release

The Press Release dated February 11, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had filed a preliminary registration statement with the Securities and Exchange Commission in respect of its exchange offer to acquire all of the outstanding shares of Capital Gold Corporation.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

February 11, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

February 11, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD FILES REGISTRATION STATEMENT TO PROVIDE
CAPITAL GOLD STOCKHOLDERS A DIRECT VOICE IN THE PROPOSED
MERGER OF EQUALS WITH TIMMINS

VANCOUVER, B.C. — Timmins Gold Corp. (TSX-V:TMM) (“Timmins Gold”) announces that on February 10, 2011 it filed a preliminary registration statement with the Securities and Exchange Commission (the “SEC”) in respect of its exchange offer to acquire all of the outstanding shares of common stock of Capital Gold Corporation (“Capital Gold”). Under the terms of the exchange offer, Capital Gold stockholders would receive 2.27 Timmins Gold common shares for each share of Capital Gold common stock. Based on the average of the respective closing share prices for the last 30 trading days, the exchange offer has a value of US$5.52 per Capital Gold share and exceeds the value of Gammon Gold’s offer by US$0.61 per Capital Gold share.

The exchange offer has not yet commenced in the United States or in Canada and will not commence until Timmins Gold mails the related prospectus/offer to exchange and letter of transmittal to Capital Gold stockholders.

Timmins Gold has also filed a preliminary consent solicitation statement with the SEC pursuant to which Timmins Gold seeks to remove and replace Capital Gold’s current board of directors with independent directors, each of whom is unaffiliated with Timmins Gold. Provisions of Delaware corporate law may preclude the exchange offer from being completed without approval of Capital Gold’s board and, therefore, Timmins Gold believes the consent solicitation is necessary to provide Capital Gold stockholders with a voice in the proposed merger of equals with Timmins Gold. Each of the nominees is committed to acting in the best interests of Capital Gold stockholders and will take an independent view with respect to Timmins Gold’s merger of equals proposal, the proposed sale of Capital Gold to Gammon Gold and all other matters.

Timmins Gold has also filed a preliminary proxy statement with the SEC in connection with Capital Gold’s special meeting of stockholders scheduled for March 18, 2011. The preliminary proxy statement urges Capital Gold stockholders to oppose the sale of Capital Gold to Gammon Gold and asks Capital Gold stockholders to vote “AGAINST” all of Capital Gold’s proposals in connection with the Gammon transaction.

Bruce Bragagnolo, Chief Executive Officer of Timmins Gold, said: “Despite our repeated attempts to conclude a friendly merger, Capital Gold has decided to cease all discussions with us, which has left us no choice but to take our offer directly to Capital Gold stockholders.” Mr. Bragagnolo added, “We believe Capital Gold stockholders deserve the right to choose our superior offer over the Gammon transaction, and our exchange offer, together with our proxy solicitation and consent solicitation, gives them that opportunity.”

Capital Gold stockholders who have questions or need assistance should contact Timmins Gold’s proxy solicitor and information agent, Innisfree M&A Incorporated, toll-free at (877) 800-5182; banks and brokers should call: (212) 750-5833.